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Manuel Garciadiaz

Davis Polk & Wardwell LLP	212 450 6095 tel
450 Lexington Avenue	212 450 6858 fax
New York, NY 10017	manuel.garciadiaz@davispolk.com

July 6, 2020

Re:	Vasta Platform Limited Draft Registration Statement on Form F-1 Submitted June 11, 2020 CIK No. 0001792829

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amy Gedes, Staff Accountant
Donna Di Silvio, Staff Accountant
Scott Anderegg, Staff Attorney
Erin Jaskot, Legal Branch Chief

Ladies and Gentlemen:

On behalf of our client, Vasta Platform Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated July 2, 2020 (the “Comment Letter”). On June 11, 2020, the Company confidentially submitted Amendment No. 1 to a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is filing publicly concurrently with this letter the registration statement on Form F-1 (the “Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement. We are also sending, under separate cover, a marked copy of the Registration Statement showing changes to the Draft Registration Statement.

2	July 6, 2020

Amendment No. 1 to Draft Registration Statement on Form F-1

Our Corporate Structure, page 12

1.

We note your response to prior comment 11 and your revised chart on page 13. Please explain to us what the box entitled “free float” represents and provide additional disclosure so that an investor can appreciate how an investment in this Offering is depicted. In this regard, it is not clear why the “free float” represents ownership interests in Vasta as well as EDE and Saber.

Response:

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the “free float” is intended to represent shares held by the public following the Company’s initial public offering. In response to the Staff’s comment, the Company has revised the chart on pages 15 and 176 of the Registration Statement to show how an investment in this offering is depicted, including to make clear how shares held by investors in this offering represent only an ownership interest in Vasta and do not represent ownership interests in EDE and Saber.

Summary Financial and Other Information, page 21

2.

We note your response to comment 2 and your revisions under “ACV Bookings.” Please further revise to disclose any risks associated with the amount you have disclosed for your 2020 sales cycle and why you refer to them as “preliminary result(s).” Elaborate to acknowledge any assumptions or conditions that could cause any of these contracted amounts to change before revenue is recognized, such as cancellations or possible adjustments to contract terms.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure regarding ACV Bookings on pages 16, 29 and 79 of the Registration Statement to describe risks associated with the amounts the Company has disclosed for its 2020 sales cycle, including the risk of cancellations and adjustments to contract terms (including as a consequence of the effects of the COVID-19 pandemic). The Company has also revised its disclosure throughout to no longer refer to ACV Bookings for the 2020 sales cycle as “preliminary results.”

Risk Factors

“We could be adversely affected if we are unable to renegotiate collective labor agreements with the unions...”, page 46

3.

In this Risk Factor, you discuss salaries and wages as a percentage of total expenses in the context of potential increases due to labor negotiations. While this may be an appropriate metric to highlight, you have included as part of this discussion the combined Predecessor and Successor periods spanning January 1, 2018 through December 31, 2018. Please revise this Risk Factor to separately discuss the Predecessor period January 1, 2018 through October 10, 2018 and the Successor period October 11, 2018 through December 31, 2018.

3	July 6, 2020

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 57 of the Registration Statement to separately discuss the Predecessor period from January 1, 2018 through October 10, 2018 and the Successor period from October 11, 2018 through December 31, 2018.

Capitalization, page 70

4.	Please revise your narrative description to specifically state the details of the Contribution, not merely a cross-reference to disclosure elsewhere in the filing.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its narrative description under “Capitalization” to specifically state the details of the Contribution and not merely provide a cross-reference to other sections of the filing.

5.

Please further revise your tabular presentation to include rows for each class of share capital showing the number of shares authorized and reflecting the issuance of both the Series A and B Common Shares.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the tabular presentation under “Capitalization” to include rows for each class of share capital showing the number of shares authorized and reflecting the issuance of both the Class A common shares and contribution of the Class B common shares.

Reconciliation of our Adjusted EBITDA to Net Profit (Loss) for the Period / Year, page 76

6.

Refer to our previous comment 26. As previously requested, please revise your headers in the “Successor” time periods to properly align 2019 and 2018 time periods. Currently 2019 figures in Brazilian Real is headed under the “Successor” period in 2018. Please note this change is needed in both the EBITDA reconciliation table and the Adjusted EBITDA reconciliation table.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 95 and 96 of the Registration Statement to align the headers with the appropriate periods.

4	July 6, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Unaudited Supplemental Condensed Pro Forma Financial Information For The Year Ended December 31, 2018, page 101

7.

You state in the first paragraph that this section is intended to provide pro forma results of operations as if the Acquisition described elsewhere in the document had occurred on January 1, 2019. It appears this date should be January 1, 2018. Please revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has corrected the date on page 130 of the Registration Statement.

* * * * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Drew Glover at 212-450-4772 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

cc:	Mário Ghio Junior, Chief Executive Officer, Vasta Platform Limited
Clovis Poggetti Junior, Chief Financial Officer, Vasta Platform Limited
Alexandre Fujimoto, KPMG Auditores Independentes S.S.